Form 10-K405, Exhibit 13
period 1996-12-31
QUINTILES TRANSNATIONAL CORP
filed 1997-03-25
CIK 919623

                                                                    EXHIBIT 13

                     SELECTED CONSOLIDATED FINANCIAL DATA

                             INCOME FROM OPERATIONS*
                              DOLLARS IN THOUSANDS

                                    (GRAPH)


                              NET INCOME PER SHARE*
                                    DOLLARS

                                    (GRAPH)

                         *Excludes non-recurring costs


The following selected consolidated financial data should be read in conjunction with "Management's Discussion & Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and accompanying Notes thereto appearing elsewhere herein.

-------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31                             1996(1)       1995(1)       1994(1)       1993(1)       1992(1)
-------------------------------------------------------------------------------------------------------------------
(In Thousands, Except Per Share Data)
Consolidated Statement of
 Operations Data:
Professional fee income                            $620,117      $397,998      $247,595      $159,508      $111,745
  Less reimbursed costs(2)                           82,509        74,306        51,695        17,585        15,409
                                                   ----------------------------------------------------------------
Net revenue                                         537,608       323,692       195,900       141,923        96,336
Costs and expenses:
  Direct costs                                      272,590       165,313        97,293        70,258        45,957
  General and administrative
    expense                                         187,589       113,247        73,432        53,335        37,833
  Depreciation and amortization                      24,780        16,903        10,352         7,823         4,607
  Non-recurring costs:
    Restructuring costs                              13,102         2,373             -             -             -
    Special pension contribution                      2,329         2,329             -             -             -
                                                   ----------------------------------------------------------------
       Total costs and expenses                     500,390       300,165       181,077       131,416        88,397
                                                   ----------------------------------------------------------------
Income from operations                               37,218        23,527        14,823        10,507         7,939
Non-recurring transaction costs                     (17,118)            -             -             -             -
Other expense                                        (2,975)       (1,445)       (1,191)       (2,890)       (2,635)
                                                   -----------------------------------------------------------------
Total other expense                                 (20,093)       (1,445)       (1,191)       (2,890)       (2,635)
                                                   -----------------------------------------------------------------
Income before income taxes                           17,125        22,082        13,632         7,617         5,304
Income taxes                                         11,914         8,181         4,585         3,272         2,467
                                                   ----------------------------------------------------------------
Income before cumulative effect
 of accounting change                                 5,211        13,901         9,047         4,345         2,837
Cumulative effect of
 accounting change                                        -             -             -          (158)            -
                                                   ----------------------------------------------------------------

                               WORKING CAPITAL
                             DOLLARS IN THOUSANDS

                                    (GRAPH)


                              CASH AND INVESTMENTS
                              DOLLARS IN THOUSANDS

                                    (GRAPH)

-------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31 (CONTINUED)                1996(1)       1995(1)       1994(1)       1993(1)       1992(1)
-------------------------------------------------------------------------------------------------------------------
(In Thousands, Except Per Share Data)
Net income                                        $  5,211      $ 13,901      $  9,047      $  4,187      $ 2,837
Non-equity dividend                                   (846)            -             -             -            -
                                                  ---------------------------------------------------------------
Net income available for
 common shareholders                              $  4,365      $ 13,901      $  9,047      $  4,187      $ 2,837
                                                  ===============================================================
Net income per share                              $   0.13      $   0.45      $   0.32      $   0.17      $  0.14
                                                  ===============================================================
Weighted average shares
 outstanding(3)                                     33,714        31,233        28,044        23,972       20,888
                                                  ===============================================================

CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents                         $ 62,032      $ 80,061      $ 45,625      $ 14,539      $ 4,333
Working capital                                     96,008        70,020        46,384        16,896        2,773
Total assets                                       518,005       334,642       193,568       125,366       70,993
Long-term debt and obligations,
  including current portion                        182,293        51,831        21,874        21,373       12,931
Shareholders' equity                              $144,348      $161,805      $ 87,092      $ 40,097      $23,585
Employees                                            7,394         4,372         2,592         1,908        1,376
                                                  ---------------------------------------------------------------

(1) Prior to the Company's November 29, 1996 share exchange with Innovex
    Limited ("Innovex"), Innovex had a fiscal year end of March 31 and the Company had (and continues to have) a fiscal year end of December 31. As a result, the pooled data presented above for 1992 through 1995 include Innovex's March 31 fiscal year data in combination with the Company's December 31 fiscal year data. In connection with the share exchange, Innovex changed its fiscal year end to December 31. Accordingly, the pooled data presented above for 1996 include both Innovex's and the Company's data on a December 31 year end basis. Because of the difference between Innovex's fiscal year end in 1995 compared with 1996, Innovex's quarter ended March 31, 1996 data are included in the Company's pooled data for both 1995 and 1996.
(2) Reimbursed costs consist primarily of payments to third party physician investigators, travel and other costs that are billed to and reimbursed by the Company's clients. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(3) Restated to reflect a two-for-one stock split of the Company's Common Stock effected as a 100% stock dividend on November 27, 1995.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

OVERVIEW

     Quintiles Transnational Corp. ("Quintiles" or the "Company") is a leading provider of full-service contract research, sales and marketing services to the global pharmaceutical, biotechnology and medical device industries. Additionally, the Company supports the developing information needs of the broader healthcare industry by providing health economics and healthcare policy consulting and disease and health information management services.

     Since its inception in 1982, the Company has followed a focused strategy of expanding the scope of its services and geographic presence to support the worldwide needs of its client base. During 1996, through internal expansion and strategic acquisitions, the Company considerably broadened its array of services, created new opportunities for growth and enhanced its management team and scientific and technical operating staff. Specifically:

- On February 15, 1996, the Company acquired PMC Contract Research AB ("PMC"), a CRO located in Uppsala, Sweden. The Company acquired PMC for approximately 273,000 shares of the Company's Common Stock. Additionally, approximately $1.3 million in cash was paid to a dissenting shareholder. The acquisition of PMC was accounted for as a pooling of interests, and all consolidated financial data for periods subsequent to January 1, 1996 have been restated to include the results of the pooled company. The financial data of the pooled companies prior to January 1, 1996 were not materially different from that previously reported by the Company, and thus have not been restated.

- On May 13, 1996, the Company acquired the operating assets of Lewin-VHI, Inc., a healthcare consulting firm, headquartered in Fairfax, VA, and formed a new subsidiary of the Company, Lewin. In connection with this transaction, the Company paid approximately $30.0 million in cash for the operating assets of Lewin and issued options to Lewin's management team and key staff to purchase 203,717 shares of the Company's Common Stock.

- In August 1996, the Company began construction of a new 171,000 square foot facility in Bathgate, Scotland, for formulation, manufacturing, packaging and distribution of clinical trial drugs. The Bathgate facility, currently estimated to be completed in late 1997, is anticipated to house 300 employees and will also include a data management center.

- On November 22, 1996, the Company acquired BRI International, Inc. ("BRI"), a leading international contract research firm, headquartered in Arlington, VA, specializing in medical device development and regulatory compliance consulting. The Company exchanged 1,614,862 shares of its Common Stock for all of BRI's outstanding shares of capital stock and exchanged options exercisable for 336,112 shares of the Company's Common Stock. The Company recognized in the fourth quarter of 1996 approximately $2.5 million in non-recurring transaction costs and approximately $2.3 million in non-recurring restructuring costs related to the transaction. The acquisition was accounted for as a pooling of interests, and accordingly, the Company has restated all historical financial data to include the historical financial data of BRI.

- On November 29, 1996, the Company effected a share exchange with Innovex Limited ("Innovex"), an international contract services organization headquartered in Marlow, U.K., specializing in the sales and marketing of drugs for the pharmaceutical industry. In the Innovex transaction, which was accounted for as a pooling of interests, the Company acquired 100% of the outstanding shares of Innovex in exchange for 9,214,239 shares of the Company's Common Stock and exchanged 786,226 options to purchase shares of the Company's Common Stock for Innovex stock options. Subsequently, the Company retired approximately $56.8 million of Innovex obligations. In the fourth quarter of 1996, related to the Innovex transaction, the Company recognized approximately $14.5 million in non-recurring transaction costs and approximately $8.5 million in non-recurring restructuring costs. In addition, Innovex had previously recognized approximately $2.4 million and $2.3 million, respectively, in non-recurring restructuring and special pension costs in the quarter ended March 31, 1996. The Company has restated all historical financial data to include Innovex historical financial data in accordance with pooling of interests accounting.

     During the year ended December 31, 1996, the Company added more than 20 offices through its acquisitions and internal growth, expanded its presence from 16 to 20 countries, and grew from approximately 2,025 employees to approximately 7,375 employees worldwide. To facilitate the integration of its acquisitions, capitalize on the synergies each acquisition provides and manage its internal growth, the Company recently reorganized into three operating divisions which work closely together to provide the Company's services on an integrated basis. The Contract Research Division includes clinical trial studies, clinical data management and biostatistical analysis, laboratory services, formulation and packaging of clinical trial drugs, pre-clinical services, regulatory affairs and medical device consulting services. The Innovex Division includes perimarketing clinical trial studies in Phases IIIb and IV, as well as the Company's pharmaceutical sales and marketing services. The Lewin-Benefit Division encompasses the Company's health economics and healthcare policy consulting and disease and health information management services.

CONTRACT REVENUE

     Most of the Company's contracts are fixed price, with some variable components, and range in duration from a few months to several years. Generally, a portion of the contract fee is paid at the time the project is initiated with performance-based installments payable over the contract duration. Most contracts are terminable upon 15-90 days' notice by the client, and typically provide for termination or winding down fees. Also, some client contracts call for the client to reimburse the Company at cost for certain items such as investigator payments and travel. These reimbursed costs are deducted from professional fee income in calculating net revenue. The Company recognizes net revenue from its contracts on a percentage-of-completion or per diem basis as work is performed. Consistent with prior years' practice, the Company considers net revenue its primary measure of revenue growth.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1996 COMPARED WITH YEAR ENDED
DECEMBER 31, 1995

     Prior to the Company's November 29, 1996 share exchange with Innovex, Innovex had a fiscal year end of March 31, and the Company had (and continues to have) a fiscal year end of December 31. As a result, the pooled data presented for 1992 through 1995 include Innovex's March 31 fiscal year data in combination with the Company's December 31 fiscal year data. In connection with the share exchange, Innovex changed its fiscal year end to December 31. Accordingly, the pooled data presented for 1996 include both Innovex's and the Company's data on a

December 31 year end basis. Because of the difference between Innovex's fiscal year end in 1995 compared with 1996, Innovex's quarter ended March 31, 1996 data are included in the Company's pooled data for both 1995 and 1996.

     Net revenue for the year ended December 31, 1996 was $537.6 million, an increase of $213.9 million or 66.1% over fiscal 1995 net revenue of $323.7 million. In general, growth occurred across each of the Company's three geographic regions and within each contract service sector. Factors contributing to both the regional and service growth include the provision of increased services rendered under existing contracts, the initiation of services under contracts awarded subsequent to January 1, 1996 and the Company's acquisitions (excluding BRI and Innovex) completed during 1996 and 1995 which contributed approximately $44.8 million in 1996 versus $11.7 million in 1995. Without these acquisitions, the Company's 1996 net revenue increased by $180.8 million or 57.9% over comparable 1995 net revenue. As a result of the Company's broad range of contract service offerings, one client accounted for 11.9% of the Company's 1996 net revenue.

     Direct costs, which include compensation and related fringe benefits for billable employees and any other expenses directly related to contracts which are not included as reimbursed costs, were $272.6 million or 50.7% of 1996 net revenue versus $165.3 million or 51.1% of 1995 net revenue. The decrease in direct costs as a percentage of net revenue is primarily attributable to efficiency realized through the use of information technology in the Company's provision of services related to global, long-term contracts, offset by increased costs attributable to the increase in net revenue generated from contract sales and marketing services, which incur a higher level of direct costs (but lower general and administrative expenses) relative to net revenue than contract research services.

     General and administrative expense, which includes compensation and fringe benefits for administrative employees, non-billable travel, professional services, advertising, computer and facility expenses, was $187.6 million or 34.9% of 1996 net revenue versus $113.2 million or 35.0% of 1995 net revenue. The $74.3 million growth in general and administrative expense is primarily due to an increase in personnel, facilities and locations, business development and marketing activities, and outside services brought on by the Company's growth.

     Depreciation and amortization was $24.8 million or 4.6% of 1996 net revenue versus $16.9 million or 5.2% of 1995 net revenue.

     Income from operations was $37.2 million or 6.9% of 1996 net revenue versus $23.5 million or 7.3% of 1995 net revenue. Net of non-recurring costs, income from operations was $52.6 million or 9.8% of 1996 net revenue versus $28.2 million or 8.7% of 1995 net revenue. During the quarter ended March 31, 1996, Innovex recognized two non-recurring charges: a $2.4 million expense for an Innovex internal reorganization and a related $2.3 million special pension contribution. Accordingly, the Company's pooled, consolidated financial results include such charges, totalling $4.7 million, in both the fiscal years ended December 31, 1996 and 1995. In the fourth quarter of 1996, the Company recognized approximately $10.7 million in non-recurring restructuring costs related to the BRI and Innovex transactions.

     Other expense increased to $20.1 million in 1996 from $1.4 million in 1995. Other expense includes approximately $17.1 million of non-recurring acquisition transaction costs for the year ended December 31, 1996, most of which were not deductible for tax purposes. Net of such non-recurring transaction costs, other expense was $3.0 million for 1996 and $1.4 million in 1995. This increase of approximately $1.5 million was primarily due to an increase of interest and miscellaneous expense of $5.9 million which was offset by an increase in interest income of approximately $4.4 million.

     The effective tax rate for 1996 was 69.6% versus a 37.0% rate in 1995. The increase in the 1996 effective tax rate was primarily attributable to the non-tax deductible, non-recurring acquisition transaction costs incurred and a portion of the non-recurring costs relating to the Innovex internal reorganization prior to its pooling of interests with the Company. The lack of tax relief for the Innovex internal reorganization cost is reflected in both the effective tax rates for 1996 and 1995. The effective tax rate for 1996 was 33.6% versus a 34.7% rate in 1995 excluding the non-recurring costs. The Company's effective tax rate may vary as profits in locations with different tax rates change. See "-Taxes."

YEAR ENDED DECEMBER 31, 1995 COMPARED WITH YEAR ENDED
DECEMBER 31, 1994

     Net revenue for 1995 was $323.7 million versus $195.9 million in 1994, an increase of $127.8 million or 65.2%. In general, the growth occurred across each of the Company's three geographic regions. The growth can be attributed primarily to the increase in services rendered under existing contracts and the initiation of services under new contract work awarded in 1995. Excluding fiscal 1995 acquisitions, which contributed net revenue of approximately $11.7 million in that year, the Company's net revenue was $312.0 million, which represented growth of $116.2 million or 59.3% over 1994.

     Direct costs, which include compensation and related fringe benefits for billable employees and any other expenses directly related to contracts which are not included as reimbursed costs, were $165.3 million or 51.1% of 1995 net revenue versus $97.3 million or 49.7% of 1994 net revenue. The increase in direct costs as a percentage of net revenue is due primarily to costs attributable to the increasing net revenue from sales and marketing services, which incur a higher level of direct costs (but lower general and administrative expenses) relative to revenue than contract research services, the establishment of start-up operations and direct costs associated with the operational integration of the Company's acquitions in 1995.

     General and administrative expense, which includes compensation and fringe benefits for administrative employees, non-billable travel, professional services, advertising, computer and facility expenses, was $113.2 million or 35.0% of 1995 net revenue versus $73.4 million or 37.5% of 1994 net revenue. The $39.8 million growth in general and administrative expense is primarily due to an increase in personnel, facilities and locations, business development and marketing activities, information technology investments and the use of outside services brought on by the Company's growth and operation as a publicly-held company.

     Depreciation and amortization was $16.9 million or 5.2% of 1995 net revenue versus $10.4 million or 5.3% of 1994 net revenue.

     Income from operations was $23.5 million or 7.3% of net revenue in 1995 versus $14.8 million or 7.6% of net revenue in 1994. The decrease as a percentage of net revenue was due to the recognition of two non-recurring charges: Innovex recorded a $2.4 million expense related to an internal reorganization and a $2.3 million expense related to a special pension contribution. Excluding these costs, income from operations would have been approximately $28.2 million or 8.7% of 1995 net revenue.

     Other expense increased to $1.4 million in 1995 from $1.2 million in 1994. Net of a 1994 one-time gain of approximately $460,000, other expense decreased approximately $210,000. This decrease is primarily attributable to an increase in interest income and other income of approximately $1.7 million, offset by an increase in interest expense of $970,000 and $475,000 in non-recurring acquisition transaction costs expensed by the Company in 1995, most of which were non-tax deductible.

     The effective tax rate for 1995 was 37.0% versus a 33.6% rate in 1994. The increase in the 1995 effective tax rate was primarily attributable to the non-tax deductible nature of some of the non-recurring costs relating to the internal reorganization, some of the foreign operating losses and some of the acquisition transaction costs incurred. The Company's effective tax rate may vary as profits in locations with different tax rates change. See "-T axes."

LIQUIDITY AND CAPITAL RESOURCES

     Cash flows generated from operations were $28.3 million in 1996 versus $34.5 million and $14.8 million in 1995 and 1994, respectively. Investing activities in 1996 were $142.6 million, versus $38.1 million and $14.3 million in 1995 and 1994, respectively. The change in the amount of cash used in investing activities is primarily due to the investment of the Company's net proceeds from the May 1996 private placement of its 4.25% Convertible Subordinated Notes due May 31, 2000 and its October 1995 equity offering. Such proceeds were used as follows: $62.7 million was invested in investment-grade, interest-bearing securities with maturities of greater than 90 days; $11.4 million was used for the payment of non-recurring transaction costs in connection with business combinations described above; $33.4 million was used for acquisitions; and $56.8 million was used to retire Innovex obligations assumed in the share exchange with Innovex. Approximately $45.2 million of the Innovex obligations was related to debt incurred for the recapitalization of Innovex in April 1996. Capital asset purchases required $39.1 million in 1996 versus $25.7 million and $16.1 million in 1995 and 1994, respectively. Capital asset expenditures in 1996 included approximately $5.0 million related to the Company's purchase of land and commencement of construction of a facility in Bathgate, Scotland. The remaining capital expenditures were predominantly incurred in connection with the expansion of existing operations, the enhancement of information technology capabilities and the opening of new offices.

     Total working capital was $96.0 million at December 31, 1996 compared to $70.0 million at December 31, 1995. Total accounts receivable and unbilled services increased 69.9% to $178.6 million at December 31, 1996 from $105.1 million at December 31, 1995, as a result of the growth in net revenue. The number of days revenue outstanding in accounts receivable and unbilled services, net of unearned income was 48 days at December 31, 1996 and December 31, 1995.

     In August 1996, the Company began construction of a 171,000 square foot facility in Bathgate, Scotland, expected to be completed in late 1997. Management's current best estimate of the total capital required for the Bathgate facility is 17.5 million (approximately $28.4 million), which includes the acquisition of land, construction of the facility and purchase of machinery and equipment. As of December 31, 1996, the Company had spent approximately 3.0 million (approximately $5.0 million) relating to the acquisition of land and construction of the Bathgate facility.

     In November 1996, in conjunction with the Company's share exchange with Innovex, the Company assumed the following commitments:

- During 1993, Innovex acquired Clinical Research Foundation, an international contract research organization, for total consideration of approximately Deutsche marks ("DM") 30.0 million, of which a final payment of approximately DM6.6 million (approximately $4.0 million) is due from the Company in April 1997.

- In August 1996, Innovex acquired Eminent, a Spanish contract sales and marketing services firm. An initial payment of 100 Spanish Pesetas million was made in August 1996. A remaining amount of up to 700 Spanish Pesetas million (approximately $5.0 million) would be due over the next three years if certain performance measures are met.

During 1995, the Company acquired a drug development facility in Edinburgh, Scotland. Related to this acquisition, the Company entered into a purchase commitment valued at 13.0 million pound (approximately $21.8 million) with payment due in December 1999. The Company has hedged this commitment by purchasing forward contracts. The Company's forward contracts mature on December 29, 1999, and as of December 31, 1996, the Company had committed to purchasing approximately 600,000 pound (approximately $852,000) under such contracts.

The Company has renewed its previously expired $15.0 million unsecured line of credit with a U.S. bank. Also, the Company has a $4.0 million secured line of credit with a second U.S. bank. Additionally, the Company has available to it a
6.0 million pound unsecured line of credit with a U.K. bank and a 5.0 million pound secured overdraft facility with a second U.K. bank. At December 31, 1996, the Company had $19.0 million and 5.7 million pound available under these credit agreements.

     All foreign currency denominated amounts due, subsequent to December 31, 1996, have been translated using the Wednesday, January 29, 1997 foreign exchange rate as published in the January 30, 1997 edition of the Wall Street Journal.

     On March 12, 1997, the Company completed its public offering. The Company intends to use the net proceeds from the sale of the shares of common stock offered by the Company for the replenishment of working capital following the Company's repayment in November 1996 of approximately $56.8 million of obligations assumed in the share exchange with Innovex. The Company intends to use this working capital and the remaining proceeds for geographic expansion, addition of new services, potential acquisitions, genera l corporate purposes and capital expenditures, including approximately $23.4 million to complete construction of the Company's 171,000 square foot clinical trial drug formulation, manufacturing, packaging and distribution facility in Bathgate, Scotland. See "Recent Events."

     Based on its current operating plan, the Company believes that its available cash and cash equivalents (including the net proceeds from the common stock offering), together with future cash flows from operations and borrowings under its line of credit agreements will be sufficient to meet its foreseeable cash needs in connection with its operations. As part of its business strategy, the Company reviews many acquisition candidates in the ordinary course of business, and in addition to acquisitions already made, the Company continually is evaluating new acquisition and expansion possibilities. The Company may from time to time seek to obtain debt or equity financing to facilitate possible acquisitions or expansion.

FOREIGN CURRENCY

     Approximately 56.5%, 59.2% and 57.0% of the Company's net revenue for the years ended December 31, 1996, 1995, and 1994, respectively, were derived from the Company's operations outside the United States. The Company's consolidated financial statements are denominated in U.S. dollars, and accordingly, changes in the exchange rate between foreign currencies and the U.S. dollar will affect the translation of such subsidiaries' financial results into U.S. dollars for purposes of reporting the Company's consolidated financial results.

     The Company may be subject to foreign currency transaction risks when the Company's service contracts are denominated in a currency other than the currency in which the Company incurs expenses related to such contracts. The Company limits its foreign currency transaction risks through exchange rate collars stated in its contracts with clients or the Company hedges the transaction risk with foreign exchange contracts or options. The Company recognizes changes in value in income only when contracts are settled or options are exercised. There were no open foreign exchange contracts or options relating to service contracts at December 31, 1996.

TAXES

     Since the Company conducts operations on a global basis, the Company's effective tax rate has depended and will continue to depend on the amount of profits in locations with varying tax rates. The Company's results of operations will be impacted by changes in the tax rates of the various jurisdictions and by changes in any applicable tax treaties. In particular, as the portion of the Company's non-U.S. business increases, the Company's effective tax rate may vary significantly from period to period. The Company's effective tax rate may also depend upon the extent to which the Company is allowed (and is able to use under applicable limitations) United States foreign tax credits in respect of taxes paid on its foreign operations.

INFLATION

     The Company believes the effects of inflation generally do not have a material adverse impact on its operations or financial condition.

RECENT EVENTS

     On March 12, 1997, the Company closed a 5,520,000 common stock offering to the public at a share price of $62.875 per share. Of the 5,520,000 shares sold, 1,415,000 were sold by the Company. Net proceeds to the Company which exclude underwriting discounts and offering expenses amounted to approximately $85 million.

                      CONSOLIDATED STATEMENTS OF INCOME





-------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31                                     1996         1995         1994
-------------------------------------------------------------------------------------------
(In thousands, except per share data)
Professional fee income                                $620,117     $397,998     $247,595
    Less reimbursed costs                                82,509       74,306       51,695
                                                       ----------------------------------
Net revenue                                             537,608      323,692      195,900
Costs and expenses
    Direct costs                                        272,590      165,313       97,293
    General and administrative expense                  187,589      113,247       73,432
    Depreciation and amortization                        24,780       16,903       10,352
    Non-recurring costs:
      Restructuring costs                                13,102        2,373            -
      Special pension contribution                        2,329        2,329            -
                                                       ----------------------------------
                                                        500,390      300,165      181,077
                                                       ----------------------------------
Income from operations                                   37,218       23,527       14,823
Other income (expense):
    Interest income                                       6,947        2,548        1,250
    Interest expense                                     (9,526)      (3,765)      (2,795)
    Non-recurring transaction costs                     (17,118)           -            -
    Other                                                  (396)        (228)         354
                                                       -----------------------------------
                                                        (20,093)      (1,445)      (1,191)
                                                       -----------------------------------
Income before income taxes                               17,125       22,082       13,632
Income taxes                                             11,914        8,181        4,585
                                                       -----------------------------------
Net income                                                5,211       13,901        9,047
Non-equity dividend                                        (846)           -            -
                                                       ----------------------------------
Net income available for common shareholders           $  4,365     $ 13,901     $  9,047
                                                       ==================================
Net income per share                                   $   0.13     $   0.45     $   0.32
                                                       ==================================
Weighted average shares outstanding                      33,714       31,233       28,044
                                                       ==================================

See accompanying notes.

                   CONSOLIDATED BALANCE SHEETS


-------------------------------------------------------------------------------
DECEMBER 31                                                1996           1995
-------------------------------------------------------------------------------
(In thousands)
ASSETS
Current assets:
    Cash and cash equivalents                           $ 62,032      $ 80,061
    Accounts receivable and unbilled services            178,579       105,124
    Investments                                           37,623             -
    Prepaid expenses and other current assets             12,656        11,182
                                                        ----------------------
      Total current assets                               290,890       196,367

Property and equipment:
    Land, buildings and leasehold improvements            50,060        41,411
    Equipment and software                                68,321        47,239
    Furniture and fixtures                                30,314        14,437
    Motor vehicles                                        29,771        19,557
                                                        ----------------------
                                                         178,466       122,644
    Less accumulated depreciation                         54,286        35,288
                                                        ----------------------
                                                         124,180        87,356


Intangibles and other assets:
    Intangibles                                           66,804        47,965
    Investments                                           25,083             -
    Deposits and other assets                             11,048         2,954
                                                        ----------------------
                                                         102,935        50,919
                                                        ----------------------

                                                        ======================
      Total assets                                      $518,005      $334,642
                                                        ======================

--------------------------------------------------------------------------------
DECEMBER 31                                                     1996       1995
--------------------------------------------------------------------------------
(In thousands)
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Lines of credit                                         $  9,013   $  8,667
    Accounts payable                                          33,396     18,254
    Accrued expenses                                          51,970     33,290
    Unearned income                                           77,825     42,986
    Income taxes payable                                       3,047      2,385
    Current portion of obligations held
      under capital leases                                    11,704      7,300
    Current portion of long-term debt                          1,897      8,021
    Other current liabilities                                  6,030      5,444
                                                            -------------------
      Total current liabilities                              194,882    126,347
Long-term liabilities:
    Obligations held under capital leases,
      less current portion                                     5,407      3,287
    Long-term debt and obligation, less current portion      163,285     33,223
    Deferred income taxes                                      4,747      3,491
    Other liabilities                                          5,336      6,489
                                                            -------------------
                                                             178,775     46,490
                                                            -------------------
      Total liabilities                                      373,657    172,837
Commitments and contingencies
Shareholders' equity:
    Preferred Stock, none issued and outstanding                   -          -
    Common Stock and additional paid-in capital,
      33,149,962 and 32,216,251 shares issued and
      outstanding in 1996 and 1995, respectively             139,221    132,223
    Retained earnings                                          5,702     29,431
    Other equity                                                (575)       151
                                                            -------------------
      Total shareholders' equity                             144,348    161,805
                                                            -------------------
      Total liabilities and shareholders' equity            $518,005   $334,642
                                                            ===================

See accompanying notes.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS



-----------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31                                                1996              1995               1994
-----------------------------------------------------------------------------------------------------------------
(In thousands)
OPERATING ACTIVITIES:
Net income                                                       $   5,211          $ 13,901           $  9,047
Adjustments to reconcile net income to
      net cash provided by operating activities:
    Depreciation and amortization                                   25,397            16,903             10,352
    Non-recurring transaction costs                                 17,118                 -                  -
    Net gain on sale of property and equipment                        (139)             (140)              (847)
    Provision for deferred income tax expense (benefit)                731             1,926               (596)
    Change in operating assets and liabilities:
      Accounts receivable and unbilled services                    (66,205)          (36,231)           (13,512)
      Prepaid expenses and other current assets                    (11,382)             (834)            (3,477)
      Accounts payable and accrued expenses                         21,431            17,331             12,348
      Unearned income                                               42,777            21,044              1,797
      Income taxes payable and other current liabilities             2,805               606                  8
    Change in fiscal year of pooled entity                          (9,378)                -                  -
    Other                                                              (24)              (25)              (335)
----------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                           28,342            34,481             14,785
INVESTING ACTIVITIES:
    Proceeds from disposition of property and equipment              1,429             4,216              3,158
    Purchase of investments held to maturity                       (95,939)                -                  -
    Maturities of investments held to maturity                      43,345                 -                  -
    Purchase of investments available for sale                     (19,003)                -                  -
    Proceeds from sale of investments available for sale             8,936                 -                  -
    Acquisition of property and equipment                          (39,143)          (25,716)           (16,073)
    Acquisition of businesses, net of cash acquired                (33,352)          (16,571)            (1,357)
    Payment of non-recurring transaction costs                     (11,440)                -                  -
    Change in fiscal year of pooled entity                           2,606                 -                  -
----------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                             (142,561)          (38,071)           (14,272)

                                      33

--------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31                                                  1996               1995               1994
--------------------------------------------------------------------------------------------------------------------
(In thousands)
FINANCING ACTIVITIES:
    Increase (decrease) in lines of credit, net                     $  2,536            $ 3,917            $  (609)
    Proceeds from issuance of debt                                   139,650                568              1,355
    Repayment of debt                                                (56,792)            (1,371)            (4,151)
    Principal payments on capital lease obligations                   (9,382)            (6,506)            (2,890)
    Issuance of common stock                                           3,575             56,746             35,378
    Issuance of debt for capitalization of pooled entity              45,197                  -                  -
    Recapitalization of pooled entity                                (29,230)                 -                  -
    Non-equity dividend                                                 (846)                 -                  -
    Dividend paid by pooled entity                                         -             (9,162)                 -
    Change in fiscal year of pooled entity                             1,399                  -                  -
    Other                                                               (249)            (6,047)               918
------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                             95,858             38,145             30,001

Effect of foreign currency exchange rate changes on cash                 332               (119)               572
------------------------------------------------------------------------------------------------------------------

(Decrease) increase in cash and cash equivalents                     (18,029)            34,436             31,086
Cash and cash equivalents at beginning of year                        80,061             45,625             14,539
------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of year                            $ 62,032            $80,061            $45,625
==================================================================================================================

SUPPLEMENTAL CASH FLOW INFORMATION:
    Interest paid                                                   $  9,446            $ 2,644            $ 2,621
    Income taxes paid                                               $ 11,523            $ 8,978            $ 4,417

NON-CASH INVESTING AND FINANCING ACTIVITIES:
    Capitalized leases                                              $ 12,867            $11,544            $ 4,597
    Equity impact of mergers and acquisitions                       $(23,253)           $11,803            $   687

See accompanying notes

               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

------------------------------------------------------------------------------------------------------------------------------------
                                                                                             Employee
                                                                                              Stock
                                                                                             Ownership
                                                                Additional                   Plan Loan       Currency
                                                     Common      Paid-In      Retained      Guarantee      Translation
                                                      Stock      Capital       Earnings      & Other       Adjustments      Total
------------------------------------------------------------------------------------------------------------------------------------
(In thousands)
Balance, December 31, 1993, as previously reported   $ 72      $ 26,073       $ 11,380      $(1,567)       $  (838)      $ 35,120
Adjustments for poolings of interests                 108           727          4,240       (1,311)         1,212          4,976
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993                            180        26,800         15,620       (2,878)           374         40,096
Issuance of common stock                               21        36,128              -            -              -         36,149
Principal payments on ESOP loans                        -             -              -          920              -            920
Other equity transactions                               -          (171)            (6)           -          1,057            880
Net income                                              -             -          9,047            -              -          9,047
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                            201        62,757         24,661       (1,958)         1,431         87,092
Issuance of common stock                               10        56,893              -            -              -         56,903
Principal payments on ESOP loans                        -             -              -          401              -            401
Common stock issued for acquisitions                    4        11,799             31            -              -         11,834
Reduction of liability under stock option plan,         -           693              -            -              -            693
  net of tax
Dividends paid by pooled entity                         -             -         (9,162)           -              -         (9,162)
Two-for-one stock split                               107          (107)             -            -              -              -
Other equity transactions                               -          (134)             -            -            277            143
Net income                                              -             -         13,901            -              -         13,901
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                            322       131,901         29,431       (1,557)         1,708        161,805
Common stock issued for acquisitions                    3           516            608            -              -          1,127
Issuance of common stock                                7         3,739              -            -              -          3,746
Principal payments on ESOP loans                        -             -              -          420              -            420
Effect due to change in fiscal year of pooled company   -             -            326            -              -            326
Recapitalization of pooled entity                       -          (202)       (29,028)           -              -        (29,230)
Tax benefit from the exercise of
  non-qualified stock options                           -         2,920              -            -              -          2,920
Non-equity dividend                                     -             -           (846)           -              -           (846)
Other equity transactions                               -            15              -           45         (1,191)        (1,131)
Net income                                              -             -          5,211            -              -          5,211
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                           $332      $138,889       $  5,702      $(1,092)       $   517       $144,348
====================================================================================================================================

See accompanying notes

                                    NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1996

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

        The Company is a leading provider of comprehensive contract research and sales and marketing services to the worldwide pharmaceutical, biotechnology and medical device industries. Additionally, the Company supports the developing information needs of the broader healthcare industry by providing health economics and healthcare policy consulting and disease and health information management services.

PRINCIPLES OF CONSOLIDATION

        The accompanying consolidated financial statements include the accounts and operations of the Company and its subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

        Prior to the Company's November 29, 1996 share exchange with Innovex, Innovex had a fiscal year end of March 31 and the Company had (and continues to have) a fiscal year end of December 31. As a result, the pooled data presented for 1992 through 1995 include Innovex's March 31 fiscal year data in combination with the Company's December 31 fiscal year data. In connection with the share exchange, Innovex changed its fiscal year end to December 31. Accordingly, the pooled data presented for 1996 include both Innovex's and the Company's data on a December 31 year end basis. Because of the difference between Innovex's fiscal year end in 1995 compared with 1996, Innovex's quarter ended March 31, 1996 data are included in the Company's pooled data for both 1995 and 1996.

USE OF ESTIMATES

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

FOREIGN CURRENCIES

        Assets and liabilities recorded in foreign currencies on the books of foreign subsidiaries are translated at the exchange rate on the balance sheet date. Revenues, costs and expenses are recorded at average rates of exchange during the year. Translation adjustments resulting from this process are charged or credited to equity. Gains and losses on foreign currency transactions are included in other income (expense).

REVENUE RECOGNITION

        The Company recognizes net revenue from its contracts on a percentage-of-completion or per diem basis as work is performed. The Company's exposure to credit loss is equal to the outstanding accounts receivable and unbilled services balance. Although the Company does not require collateral for unpaid balances, credit losses have consistently been within management's expectations. Certain contracts contain provisions for price redetermination for cost overruns. Such redetermined amounts are included in service revenue when realization is assured and the amounts can be reasonably determined. In the period in which it is determined that a loss will result from the performance of a contract, the entire amount of the estimated ultimate loss is charged against income. One client accounted for 11.9% of consolidated net revenue in 1996.

UNBILLED SERVICES AND UNEARNED INCOME

        In general, prerequisites for billings are established by contractual provisions including predetermined payment schedules, the achievement of contract milestones or submission of appropriate billing detail. Unbilled services arise when services have been rendered but clients have not been billed. Similarly, unearned income represents prebillings for services that have not yet been rendered.

REIMBURSED COSTS

        Investigator payments are recognized as expense based upon patient enrollment over the life of the contract. Investigator payments are made based on predetermined contractual arrangements, which may differ from the recognition of the expense. Payments to investigators in excess of the expense recognized are classified as prepaid expenses, and recognized expenses in excess of amounts paid are classified as accrued expenses.

CASH EQUIVALENTS AND INVESTMENTS

        The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company has excluded from cash and cash equivalents in the accompanying balance sheets cash held for clients for investigator payments in the amount of $4.6 million and $3.0 million at December 31, 1996 and 1995, respectively, that pursuant to agreements with these clients, remains the property of the clients.

        The Company's investments in debt and equity securities are classified as held-to-maturity and available for sale. Investments classified as held-to-maturity are recorded at amortized cost. Investments classified as available for sale are measured at market value and net unrealized gains and losses are recorded as a separate component of stockholders' equity until realized. Any gains or losses on sales of investments are computed by specific identification.

PROPERTY AND EQUIPMENT

        Property and equipment are carried at historical cost and are depreciated using the straight-line method over the shorter of the asset's estimated useful life or the lease term ranging from three to 50 years.

INTANGIBLE ASSETS

        Intangibles consist principally of the excess cost over the fair value of net assets acquired ("goodwill") and are being amortized on a straight-line basis over periods not exceeding 40 years. Accumulated amortization totaled $10.5 million and $5.2 million at December 31, 1996 and 1995, respectively.

        The carrying values of intangible assets are reviewed if the facts and circumstances suggest impairment. If this review indicates that carrying values will not be recoverable, as determined based on undiscounted cash flows over the remaining amortization period, the Company would reduce carrying values by the estimated shortfall of cash flows.

LONG-LIVED ASSETS

        The Company adopted Financial Accounting Standard Board ("FASB") Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("Statement 121") in the first quarter of 1996. The adoption of Statement 121 had no material effect on the financial statements in 1996.

NET INCOME PER SHARE

        Net income per share has been computed using the weighted average number of common shares (including the common shares held by the Employee Stock Ownership Plan) and common share equivalents outstanding during each period. Common equivalent shares are excluded from the computation in periods in which they have an anti-dilutive effect. All share and per share data in the financial statements and notes thereto have been retroactively adjusted to give effect to the two-for-one stock split in November 1995 and to the pooling of interests combinations with BRI and Innovex (see Note 3). For all periods presented, the difference between primary and fully diluted net income per common share is not significant.

INCOME TAXES

        Income tax expense includes U.S. and international income taxes. Certain items of income and expense are not reported in tax returns and financial statements in the same year. The tax effects of these differences are reported as deferred income taxes. Tax credits are accounted for as a reduction of tax expense in the year in which the credits reduce taxes payable.

RESEARCH AND DEVELOPMENT COSTS

        Research and development costs relating principally to new software applications and computer technology are charged to expense as incurred.
These expenses totaled $2.3 million, $1.9 million and $1.7 million in 1996, 1995 and 1994, respectively.

FOREIGN CURRENCY HEDGING

        The Company uses foreign exchange contracts and options to hedge the risk of changes in foreign currency exchange rates associated with contracts in which the expenses for providing services are incurred in one currency and paid for by the client in another currency. The Company recognizes changes in value in income only when contracts are settled or options are exercised. There were no open foreign exchange contracts or options relating to service contracts at December 31, 1996.

2.  SHAREHOLDERS' EQUITY

        The Company is authorized to issue 25 million shares of preferred stock, $.01 per share par value. At December 31, 1996, 200 million common shares of $.01 par value were authorized.

        On November 26, 1996, the Company's shareholders approved an increase in the number of authorized shares of the Common Stock from 50 million to 200 million.

        On July 25, 1996, the Board of Directors authorized an employee stock purchase plan for all eligible employees effective October 1, 1996. Under the plan, shares of the Company's Common Stock may be purchased at three month intervals at 85% of the lower of the fair market value on the first or the last day of each three month period. Employees may purchase shares having a value not exceeding the lesser of 15% of their gross compensation during an offering period or $25,000. During 1996, employees purchased 4,788 shares at $56.3125 per share. At December 31, 1996, 95,212 shares were reserved for future issuance.

        On April 3, 1996, in anticipation of a planned initial public offering, Innovex was recapitalized by the purchase of the entire issued share capital of Innovex Holdings Limited (the former holding company of the Innovex Group) from its shareholders in exchange for a combination of newly issued Ordinary Shares, Preferred Ordinary Shares (the "Preferred Shares"), loan notes and cash. In exchange for its holdings in Innovex Holdings Limited, the principal shareholder received 67,994,225 newly issued Ordinary Shares of Innovex Limited, approximately $26.0 million of loan notes and approximately $2.4 million of cash. In exchange for their respective holdings, certain investors received 14,285,720 newly issued Preferred
Shares, and certain members of management received 4,637,080 Ordinary Shares. Pursuant to an investment agreement, Innovex also issued 28,533,345 additional preferred shares and created and issued 11 million 7.5% preference shares ("Preference Shares") and approximately $10.7 million of loan stock.
In connection with the Preference Shares, the Company paid $846,000 of non-equity dividends in 1996. Prior to the recapitalization, Innovex paid a dividend of $9.2 million to the principal shareholder and made a special pension contribution of $2.3 million. In connection with the Innovex merger, the Company has paid off $56.8 million of Innovex obligations.

        On October 4, 1995, the Company completed a stock offering of 3,500,000 shares of its Common Stock. Of the shares sold, 2,019,960 shares were sold by the Company and 1,480,040 shares by certain selling shareholders. The offering provided the Company with approximately $55.9 million, net of expenses.

        On October 16, 1995, the Board of Directors authorized a two-for-one split of the Company's Common Stock in the form of a 100% stock dividend. A total of 10,678,575 shares of Common Stock were issued in connection with the split. The stated par value of each share was not changed from $.01. A total of $107,000 was reclassified from additional paid in capital to Common Stock. All references in the financial statements to number of shares, per share amounts, stock option data and market prices of Common Stock have been restated to retroactively reflect the stock split.

3.  MERGERS AND ACQUISITIONS

        On November 29, 1996, the Company acquired 100% of the outstanding stock of Innovex, an international contract pharmaceutical organization based in Marlow, United Kingdom, for 9,214,239 shares of the Company's Common Stock and the exchange of options to purchase 786,226 shares of the Company's Common Stock. On November 22, 1996, the Company acquired BRI, a global contract research organization, through an exchange of 100% of BRI's stock for 1,614,862 shares of the Company's Common Stock. Related to the Innovex and BRI transactions, the Company recognized approximately $17.1 million in non-recurring transaction costs and approximately $10.7 million in non-recurring restructuring costs. Both transactions were accounted for by the pooling of interests method.

        Included in the consolidated statements of income for the year ended December 31, 1996, are the following results of the previously separate companies:

YEAR ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------------------
(in thousands)                          COMPANY        INNOVEX       BRI        CONSOLIDATED
--------------------------------------------------------------------------------------------
Net revenue                            $259,476        $218,891    $59,241      $537,608
Net income (loss)
 available for
 common shareholders                   $  2,437        $  2,392    $  (464)     $  4,365
--------------------------------------------------------------------------------------------

        The following are reconciliations of net revenue and net income available for common shareholders previously reported by the Company for the years ended December 31, 1995 and 1994, with the combined amounts currently presented in the financial statements for those years:


YEAR ENDED DECEMBER 31, 1995
---------------------------------------------------------------------------------------------
(in thousands)                         COMPANY          INNOVEX       BRI         CONSOLIDATED
----------------------------------------------------------------------------------------------
Net revenue                            $156,437         $129,055    $38,200       $323,692
Net income
 available for
 common shareholders                   $ 11,259         $  1,641    $ 1,001       $ 13,901
-----------------------------------------------------------------------------------------------

YEAR ENDED DECEMBER 31, 1994
-------------------------------------------------------------------------------------------------
(in thousands)                         COMPANY          INNOVEX        BRI           CONSOLIDATED
-------------------------------------------------------------------------------------------------
Net revenue                            $ 90,067         $ 81,063     $24,770         $195,900
Net income
 available for
 common shareholders                   $  6,672         $  2,083     $   292         $  9,047
--------------------------------------------------------------------------------------------------



        On May 13, 1996, the Company acquired the operating assets of Lewin-VHI, Inc., a healthcare consulting company, for approximately $30 million in cash. The Company recorded approximately $20 million related to the excess cost over the fair value of net assets acquired. The acquisition was accounted for as a purchase and accordingly, the consolidated financial statements include the results of operations of the business from the date of acquisition.

        In addition to the above mergers and acquisitions, the Company has completed other mergers and acquisitions all of which are immaterial to the consolidated financial statements.

4.  CREDIT ARRANGEMENTS AND OBLIGATIONS

        On May 23, 1996, the Company completed a private placement of $143.75 million of 4.25% Convertible Subordinated Notes ("Notes") due May 31, 2000. Net proceeds to the Company amounted to approximately $139.7 million. The Notes are convertible into 1,737,160 shares of Common Stock, at the option of the holder, at a conversion price of $82.75 per share, subject to adjustment under certain circumstances, at any time after August 21, 1996. The Notes are redeemable, at the option of the Company, beginning May 31, 1999. Interest is payable on the notes semi-annually on May 31 and November 30 each year.

        The Company has a $15 million unsecured line of credit agreement with a bank. The line of credit is available through February 1997, and it is guaranteed by the Company's domestic subsidiaries. Interest is charged either at the LIBOR rate (5.5625% at December 31, 1996), plus 1.25% to 1.85% or the bank's prime rate (8.25% at December 31, 1996), at the option of the Company, and the interest rate is established every 90 days. At December 31, 1996 and 1995, there was no outstanding balance on the line of credit.

        The Company also has a $4 million line of credit with a second U.S. bank. The line of credit is available through June 30, 1997 and interest is charged at the bank's prime rate (currently 8.25%). The line of credit had an outstanding balance of $0 and $2.6 million at December 31, 1996 and 1995, respectively.

The Company has 6.0 million pound (approximately $10 million) line of credit which is guaranteed by the Company's United Kingdom subsidiaries. The line of credit is available through March 31, 1997. Interest is charged at the bank's base rate (6.0% at December 31, 1996), plus 1.25%, with a minimum of 5.75%. The line of credit had an outstanding balance of $6.6 million and $160,000 at December 31, 1996 and 1995, respectively.

        The Company has a 5.0 million pound (approximately $8.5 million) line of credit with a second U.K. bank. The line of credit is available through April 1997 and is charged interest at the bank's published base rate (6.0% at December 31, 1996) plus 1.5%. The line of credit had an outstanding balance of $2.4 million and $5.9 million at December 31, 1996 and 1995, respectively.

        In March, 1995, Quintiles Scotland Limited, a wholly-owned subsidiary of the Company, acquired assets of a drug development facility in Edinburgh, Scotland from Syntex Pharmaceuticals Limited, a member of the Roche group based in Basel, Switzerland for a purchase commitment valued at 13.0 million pound (approximately $21.8 million), with payment due in December 1999. As of December 31, 1996, the Company has committed to purchasing approximately 600,000 pound (approximately $852,000) under foreign exchange contracts. The Company is obligated to purchase up to an additional pound 8.6 million through December 28, 1999 in varying amounts as the daily dollar-to-pound exchange rate ranges between 1.5499 and 1.6800.

        Long-term debt and obligation consist of the following
(in thousands):

--------------------------------------------------------------------------------
DECEMBER 31                                                1996         1995
--------------------------------------------------------------------------------
4.25% Convertible Subordinated Notes
 due 2000                                              $143,750     $     --
Employee Stock Ownership Plan
 notes payable, due 1997                                  1,138        1,556
Other notes payable                                       1,953        9,459
Loan stock at 10%
 (15.1% effective interest rate)                             --       10,715
Long-term obligation                                     21,823       19,514
                                                     ---------------------------
                                                        168,664       41,244
    Less: current portion                                 1,897        8,021
      unamortized issuance costs                          3,482           --
                                                     ---------------------------
                                                       $163,285     $ 33,223
                                                     ===========================

        Maturities of long-term debt and obligation at December 31, 1996 are as follows (in thousands):

1997                                                                $  1,897
1998                                                                     697
1999                                                                  22,161
2000                                                                 143,854
2001                                                                      55
--------------------------------------------------------------------------------
                                                                    $168,664
================================================================================

5.  INVESTMENTS

        The following is a summary of held-to-maturity securities and available-for-sale securities by contractual maturity where applicable (in thousands):

--------------------------------------------------------------------------------
                                                GROSS        GROSS
                                AMORTIZED     UNREALIZED   UNREALIZED    MARKET
HELD-TO-MATURITY SECURITIES:       COST         GAINS        LOSSES       VALUE
--------------------------------------------------------------------------------
U.S. Government
 Securities  --
    Maturing in one year
      or less                   $  5,707     $     --     $     --     $  5,707
    Maturing between one
      and three years              9,951           --           --        9,951
State and Municipal
 Securities  --
    Maturing in one year
      or less                     22,327           --           --       22,327
    Maturing between one
      and three years              5,065           --           --        5,065
Other                              8,564           --           --        8,564
--------------------------------------------------------------------------------
                                $ 51,614     $     --     $     --     $ 51,614
================================================================================


--------------------------------------------------------------------------------
                                                GROSS        GROSS
                                AMORTIZED     UNREALIZED   UNREALIZED    MARKET
AVAILABLE-FOR-SALE SECURITIES:     COST         GAINS        LOSSES       VALUE
--------------------------------------------------------------------------------
U.S. Government
Securities  --
   Maturing between one
     and three years            $ 10,008     $     59     $     --     $ 10,067
Money Funds                        1,019            6           --        1,025
--------------------------------------------------------------------------------
                                $ 11,027     $     65     $     --     $ 11,092
================================================================================

        Differences between cost and market of $65,000 (less deferred taxes of $20,190) were credited to shareholders' equity.

6.  ACCOUNTS RECEIVABLE AND UNBILLED SERVICES

        Accounts receivable consist of the following (in thousands):

--------------------------------------------------------------------------------
DECEMBER 31                                                1996         1995
--------------------------------------------------------------------------------
Trade:
    Billed                                             $117,196     $ 63,163
    Unbilled services                                    52,772       35,610
                                                     ---------------------------
                                                        169,968       98,773
Other                                                    10,657        7,105
Allowance for doubtful accounts                          (2,046)        (754)
                                                     ---------------------------
                                                       $178,579     $105,124
                                                     ===========================

        The Company provides professional services involved in the development, testing, approval, sale and marketing of new drugs. Substantially all of the Company's accounts receivable are due from companies in the pharmaceutical and biotechnology industries located in the Americas and Europe. The percentage of accounts receivable and unbilled services by region is as follows:

--------------------------------------------------------------------------------
DECEMBER 31                                                1996         1995
--------------------------------------------------------------------------------
REGION
    Americas                                                 45%          41%
    Europe                                                   53           57
    Asia-Pacific                                              2            2
                                                     ---------------------------
                                                            100%         100%
                                                     ===========================

7.  ACCRUED EXPENSES

        Accrued expenses consist of the following (in thousands):

--------------------------------------------------------------------------------
DECEMBER 31                                                1996         1995
--------------------------------------------------------------------------------
Compensation and payroll taxes                         $ 21,829     $ 15,378
Transaction and restructuring costs                      16,047           --
Other                                                    14,094       17,912
                                                     ---------------------------
                                                       $ 51,970     $ 33,290
                                                     ===========================

8.  LEASES

        The Company leases certain office space and equipment under operating leases. The leases expire at various dates through 2049 with options to cancel certain leases at five-year increments. Some leases contain renewal options. Annual rental expenses under these agreements were approximately $20.6 million, $10.1 million and $7.0 million for the years ended December 31, 1996, 1995 and 1994, respectively. The Company leases certain assets, primarily vehicles, under capital leases. Capital lease amortization is included with depreciation and amortization expense and accumulated depreciation in the accompanying financial statements.

        The following is a summary of future minimum payments under capitalized leases and under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 1996 (in thousands):

--------------------------------------------------------------------------------
                                                        CAPITAL      OPERATING
                                                         LEASES       LEASES
--------------------------------------------------------------------------------
1997                                                   $ 12,959     $ 23,015
1998                                                      5,675       20,101
1999                                                         50       13,091
2000                                                          4        7,709
2001                                                          4        4,738
Thereafter                                                   --       17,170
--------------------------------------------------------------------------------
Total minimum lease payments                             18,692     $ 85,824
                                                                    ========
Amounts representing interest                             1,581
---------------------------------------------------------------
Present value of net minimum payments                    17,111
Current portion                                          11,704
---------------------------------------------------------------
Long-term capital lease obligations                    $  5,407
===============================================================

9.  INCOME TAXES

        The U.S.-based and U.K.-based subsidiaries file consolidated tax returns in the U.S. and U.K., respectively. The other foreign subsidiaries are taxed separately under the laws of their respective countries. Income before income taxes from foreign operations was approximately $20 million, $8 million and $5 million for the years 1996, 1995 and 1994, respectively.

        The components of income tax expense are as follows (in thousands):

--------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31                         1996          1995         1994
--------------------------------------------------------------------------------
Current:
    Federal                                $  4,530      $  4,133     $  3,123
    State                                     1,645           829          719
    Foreign                                   4,483         1,440        1,328
                                          --------------------------------------
                                             10,658         6,402        5,170
Deferred expense (benefit):
    Federal                                    (682)          598         (854)
    Foreign                                   1,938         1,181          269
                                          --------------------------------------
                                           $ 11,914      $  8,181     $  4,585
================================================================================

        The Company's consolidated effective tax rate differed from the statutory rate as set forth below (in thousands):

--------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31                         1996          1995         1994
--------------------------------------------------------------------------------
Federal taxes at statutory rate            $  5,992      $  7,507     $  4,669
State and local income taxes
  net of federal benefit                        980           635          496
  Non-deductible
  transaction costs                           4,761            --           --
Foreign earnings taxed
  at different rates                           (135)           13         (118)
Foreign losses for which no
  benefit has been recognized                    --           646          404
Utilization of net operating
  loss carryforwards                             --        (1,520)      (1,244)
Other                                           316           900          378
--------------------------------------------------------------------------------
                                           $ 11,914      $  8,181     $  4,585
================================================================================

        Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $19 million at December 31, 1996. Those earnings are considered to be indefinitely reinvested, and accordingly, no U.S. federal and state income taxes have been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various countries.

        The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are presented below (in thousands):

--------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31                                     1996         1995
--------------------------------------------------------------------------------
Deferred tax liabilities:
    Depreciation and amortization                      $ 16,359     $  6,945
    Prepaid expenses                                      1,034          573
    Other                                                   213          560
                                                      --------------------------
Total deferred tax liabilities                           17,606        8,078
Deferred tax assets:
    Net operating loss carryforwards                      7,028        5,745
    Accrued expenses and
      unearned income                                     5,345          928
    Benefit plans                                           675        2,512
    Non-deductible transaction costs                      2,206           --
    Other                                                 2,445          866
                                                      --------------------------
Total deferred tax assets                                17,699       10,051
Valuation allowance for deferred tax assets              (4,840)      (5,464)
                                                      --------------------------
Net deferred tax assets                                  12,859        4,587
                                                      --------------------------
Net deferred tax liabilities                           $  4,747     $  3,491
================================================================================

        The decrease in the Company's valuation allowance for deferred tax assets from $5,464,000 at December 31, 1995 to $4,840,000 at December 31, 1996
is primarily due to the net operating losses utilized in 1996 which had been fully reserved in prior years.

        The Company's deferred income tax expense (benefit) results from the following (in thousands):

--------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31                         1996          1995         1994
--------------------------------------------------------------------------------
Excess (deficiency) of tax
 over financial reporting:
    Depreciation and
      amortization                         $  9,414      $  1,681     $    793
    Net operating loss
      carryforwards                          (1,907)        1,025         (550)
    Accrued expenses and
      unearned income                        (4,417)          110         (374)
    Benefit plans                                --          (656)          --
    Other items, net                         (1,834)         (381)        (454)
                                           ------------------------------------
                                           $  1,256      $  1,779     $   (585)
================================================================================

        The U.K. subsidiaries qualify for Scientific Research Allowances (SRAs) for 100% of capital expenditures on certain assets under the Inland Revenue Service guidelines. For 1996, 1995 and 1994, these allowances were $11 million, $6 million and $3 million, respectively, which helped to generate net operating loss carryforwards of $3 million to be used to offset taxable income in that country. Assuming the U.K. subsidiaries continue to invest in qualified capital expenditures at an adequate level, the portion of the deferred tax liability relating to the U.K. subsidiaries may be deferred indefinitely. Quintiles Transnational has state net operating loss carryforwards of approximately $10 million which begin to expire in 2001. Innovex has German net operating loss carryforwards that do not expire of $10 million to be used to offset taxable income in that country. In addition, Innovex, Inc. has U.S. net operating loss carryforwards of approximately $5 million which will expire beginning 2005.

10. EMPLOYEE BENEFIT PLANS

        The Company has numerous employee benefit plans for which contributions are discretionary. Plans exist in the United States, Germany, the United Kingdom, Ireland, Belgium, France, and Australia which cover substantially all eligible employees in those countries. Plans include Approved Profit Sharing Schemes in Great Britain and Ireland which are funded with Company stock, a defined contribution plan funded by Company stock in Belgium and Australia, defined contribution plans in Great Britain, a profit sharing scheme in France, and defined benefit plans in Great Britain and Germany. The defined benefit plan in Germany is an unfunded plan which is provided for in the balance sheet.

        The Company has two leveraged Employee Stock Ownership Plans ("ESOPs") which provide benefits to eligible employees. Contributions and related compensation expenses for these plans totaled $585,000, $734,000, and $174,000 in 1996, 1995 and 1994, respectively. Interest paid by the Company on the ESOP loan was approximately $130,000, $157,000, and $179,000 for 1996, 1995, and
1994, respectively. Shares allocated to participants totaled 938,000 at December 31, 1996. Unallocated shares totaled 178,000 as of December 31, 1996 with a fair value of $11,820,000.

        The Company has two employee savings and investment plans (401(k) Plans) available to all eligible employees meeting certain specified criteria. The Company matches employee deferrals at varying percentages, set at the discretion of the Board of Directors. For the years ended December 31, 1996, 1995 and 1994, the Company expensed $539,000, $177,000 and $0, respectively as matching contributions.

        On July 25, 1996, the Company's Board of Directors adopted the Quintiles Transnational Corp. Employee Stock Purchase Plan (the "Purchase Plan") which is intended to provide eligible employees an opportunity to acquire the Company's Common Stock. Participating employees have the option to purchase shares at 85% of the lower of the closing price per share of Common Stock on the first or last day of the calendar quarter. The Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended. The Board of Directors has reserved 100,000 shares of Common Stock for issuance under the Purchase Plan. As of December 31, 1996, 4,788 shares were purchased under the Purchase Plan at a cost of $56.3125 per share.

        The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("Statement 123"), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

        The Company has stock option plans to provide incentives to eligible employees, officers, and directors in the form of incentive stock options, non-qualified stock options, stock appreciation rights, and restricted stock. The Board of Directors determines the option price (not to be less than fair market value of incentive options) at the date of grant. The majority of options, granted under the Executive Compensation Plan, typically vest twenty five percent per year over four years, and expire ten years from the date of grant. Other options including options granted and exchanged as a result of acquisitions have various vesting schedules and expiration periods.

        Information with respect to the consolidated option plans is as follows:

------------------------------------------------------------------------
                                                        WEIGHTED AVERAGE
                                                NUMBER   EXERCISE PRICE
------------------------------------------------------------------------
Outstanding January 1, 1994                     633,958      $  5.70
    Granted                                     276,400        12.72
    Exercised                                    (9,666)        3.37
    Canceled                                    (82,586)        6.47
-------------------------------------------------------
Outstanding at December 31, 1994                818,106         8.14
    Granted                                     552,655        27.98
    Exercised                                  (155,870)        5.15
    Canceled                                    (19,580)       10.33
-------------------------------------------------------
Outstanding at December 31, 1995              1,195,311        17.13
    Granted                                   2,070,866        68.60
    Exercised                                  (656,005)        5.06
    Canceled                                   (205,840)       72.64
-------------------------------------------------------
Outstanding at December 31, 1996              2,404,332      $ 31.92
================================================================================

        Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996 and 1995: risk-free interest rate of 6%; dividend yields of 0%; volatility factors of the expected market price of the Company's Common Stock of 0.4; and an average expected life of the option of one year from the date of vesting.

        For options outstanding and exercisable at December 31, 1996 the following number of options, range of exercise prices, weighted average exercise prices and weighted average contractual lives existed:

======================================================================================
                OPTIONS OUTSTANDING                        OPTIONS EXERCISABLE
------------------------------------------------   -----------------------------------
                                        WEIGHTED       WEIGHTED               WEIGHTED
  NUMBER                                AVERAGE         AVERAGE    NUMBER     AVERAGE
    OF               EXERCISE           EXERCISE      CONTRACTUAL    OF      EXERCISE
  OPTIONS              PRICE              PRICE          LIFE     OPTIONS      PRICE
  -------         --------------        --------      ----------- --------   ---------
  214,596         $ 0.015-$ 2.07         $ 1.40          6.6       214,596    $ 1.40
  262,106         $ 2.615-$ 6.45           5.20          4.9       262,106      5.20
  319,072         $ 8.635-$12.625          9.59          6.3       308,572      9.61
  389,556         $13.24 -$19.00          16.08          7.1       245,056     14.48
  165,691         $21.375-$31.50          28.77          8.8        64,298     28.83
  512,641         $41.00 -$61.31          48.82          8.6        48,144     41.15
  480,920         $62.50 -$66.25          65.86          8.0       107,022     65.65
   59,750         $68.50 -$77.00          75.24          6.7        14,711     77.00
---------                                                        ---------
2,404,332                                $31.92          7.3     1,264,505    $15.95
=========                                                        =========

        The Black-Scholes valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are transferable. In addition, the option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options and changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

        For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The grant date Black-Scholes value of the options for 1996 was $10,900,000. Of this amount, $7,145,000 relates to options issued and exchanged to employees of acquired companies. The remaining $3,755,000 relates to Quintiles options, representing 7% of operating income. The Black-Scholes value of the options for 1995 was $739,000 which includes $85,000 relating to acquired companies.

        The Company's pro forma information follows (in thousands except for per share data):

--------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31                                     1996         1995
--------------------------------------------------------------------------------
Net income available for
 common shareholders                                   $  4,365     $ 13,901
Pro forma (loss) net income
 available for common shareholders                       (6,535)      13,162
Pro forma (loss) earnings per share                    $  (0.20)    $   0.42

        The effects on net income available for common shareholders and earnings per share are not likely to be representative of the effects on reported net income for future years since 1995 reflects expense for only one year's vesting.

11. OPERATIONS

        The following table presents the Company's operations by geographical location (in thousands):

--------------------------------------------------------------------------------
                                             1996          1995           1994
--------------------------------------------------------------------------------
NET REVENUE:
    Americas                            $ 235,572     $ 132,199      $  84,231
    Europe                                289,325       184,506        108,468
    Asia-Pacific                           12,711         6,987          3,201
                                       -----------------------------------------
                                        $ 537,608     $ 323,692      $ 195,900
================================================================================
INCOME (LOSS) FROM OPERAIONS:
    Americas                            $  15,228     $  11,951      $   7,138
    Europe                                 21,974        12,016          8,008
    Asia-Pacific                               16          (440)          (323)
                                       -----------------------------------------
                                        $  37,218     $  23,527      $  14,823
================================================================================
IDENTIFIABLE ASSETS:
    Americas                            $ 267,512     $ 152,857      $  96,308
    Europe                                241,549       176,609         94,979
    Asia-Pacific                            8,944         5,176          2,279
                                       -----------------------------------------
                                        $ 518,005     $ 334,642      $ 193,566
================================================================================

12. PRO FORMA QUARTERLY FINANCIAL DATA (UNAUDITED)

        Prior to the Innovex merger, Innovex had a March 31 fiscal year. The pro forma unaudited quarterly financial data presented below reflect the financial results of the combined companies on a calendar year basis including nonrecurring costs. The non-recurring costs consist of transaction and restructuring costs of $27.8 million in the fourth quarter of 1996 and $4.7 million of one-time restructuring costs and special pension contribution in the first quarter of 1996. The Company's Consolidated Statements of Income contained herein reports financial results on a fiscal year basis (which includes Innovex results for the quarter ended March 31, 1996 in both 1995 and 1996 fiscal years). The following pro forma quarterly financial information reflects actual calendar quarter results of operations (in thousands, except for per share data):

-----------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1996                        FIRST            SECOND             THIRD            FOURTH
                                                  QUARTER           QUARTER           QUARTER           QUARTER
-----------------------------------------------------------------------------------------------------------------
Net revenue                                $      110,592    $      127,416    $      137,498    $      162,102
Income from operations                              7,042            11,519            13,396             5,261
Net income (loss) available
 for common shareholders                            4,436             6,884             7,831           (14,786)
Earnings (loss) per share                  $         0.13    $         0.20    $         0.23    $        (0.45)
Range of stock prices                      $37.000-69.250    $56.500-82.000    $52.500-83.250    $58.250-83.250
 .................................................................................................................
YEAR ENDED DECEMBER 31, 1995                        FIRST            SECOND             THIRD            FOURTH
                                                  QUARTER           QUARTER           QUARTER           QUARTER
-----------------------------------------------------------------------------------------------------------------
Net revenue                                $       62,409    $       72,822    $       78,546    $       89,032
Income from operations                              6,077             5,140             5,921             8,590
Net income available for
 common shareholders                                4,190             2,647             3,645             5,665
Earnings per share                         $         0.14    $         0.09    $         0.12    $         0.17
Range of stock prices                      $14.500-19.438    $17.250-24.125    $22.000-32.125    $26.250-46.000
-----------------------------------------------------------------------------------------------------------------

        The following pro forma quarterly financial information reflects actual calendar quarter results of operations excluding non-recurring costs (in thousands):

-----------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1996                         FIRST            SECOND             THIRD            FOURTH
                                                   QUARTER           QUARTER           QUARTER           QUARTER
-----------------------------------------------------------------------------------------------------------------
Net revenue                                $       110,592   $       127,416   $       137,498   $       162,102
Income from operations                              11,744            11,519            13,396            15,990
Net income available for
 common shareholders                       $         8,024   $         6,884   $         7,831   $         9,382

-----------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1995                         FIRST            SECOND             THIRD            FOURTH
                                                   QUARTER           QUARTER           QUARTER           QUARTER
-----------------------------------------------------------------------------------------------------------------
Net revenue                                $        62,409   $        72,822   $        78,546   $        89,032
Income from operations                               6,077             5,140             5,921             8,590
Net income available for
 common  shareholders                      $         4,190   $         2,647   $         3,645   $         5,665
=================================================================================================================

                        REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Shareholders of
Quintiles Transnational Corp.

        We have audited the accompanying consolidated balance sheets of Quintiles Transnational Corp. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1995 and 1994 consolidated financial statements of BRI International, Inc. and Innovex Limited, each of which was combined with the Company in 1996 in transactions accounted for as poolings of interests. Total assets of the two businesses represent 39% of the consolidated assets for 1995, and total revenues constituted 42% and 43% of consolidated revenue for 1995 and 1994, respectively. Those statements were audited by other auditors whose reports have been provided to us, and our opinion, insofar as it relates to amounts included for BRI International, Inc. and Innovex Limited for 1995 and 1994, is based solely on the reports of the other auditors.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Quintiles Transnational Corp. and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                                           /S/ ERNST & YOUNG LLP

Raleigh, North Carolina
January 29, 1997